

December 13, 2013

<u>Via E-mail</u>
Li Hualin
Secretary
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

      Re: **PetroChina Company Limited**
                 Form 20-F for the Fiscal Year Ended December 31, 2012
                 Filed April 26, 2013
                 File No. 1-15006

Dear Mr. Hualin:

      We refer you to our comment letter dated August 29, 2013 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Shuang Zhao, Esq.
        Sherman & Sterling LLP

        Roger Schwall
        Assistant Director
        Division of Corporation Finance